# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Corcept Therapeutics Incorporated, CIK 0001088856
CUSIP: 218352102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 101 Redwood Shores Parkway, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-032468
Filed by CIK 0001286199

## Reporting persons
- Joseph K. Belanoff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,800,000; shared voting power 3,022,335; sole dispositive power 3,800,000; shared dispositive power 3,022,335; aggregate amount beneficially owned 6,822,335 (6.3% of the class)
  Comment: Row 5 Consists of 3,800,000 shares of Common Stock underlying stock options that are exercisable prior to March 1, 2025.
  Row 6 Consists of 3,022,335 shares of Common Stock.

## Item 1. Issuer
Name of issuer: Corcept Therapeutics Incorporated
Address of issuer's principal executive offices: 101 Redwood Shores Parkway, Redwood City, CA 94065

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Dr. Joseph K. Belanoff (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Corcept Therapeutics Incorporated, 101 Redwood Shores Parkway, Redwood Shores, CA 94065.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person beneficially owns 6,822,335 shares of Common Stock, which consist of (i) 3,022,335 shares of Common Stock and (ii) 3,800,000 shares of Common Stock underlying stock options that are exercisable prior to March 1, 2025.
Percent of class: 6.3%
Sole power to vote or to direct the vote: 3,800,000
Shared power to vote or to direct the vote: 3,022,335
Sole power to dispose or to direct the disposition: 3,800,000
Shared power to dispose or to direct the disposition: 3,022,335

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Joseph K. Belanoff: /s/ Joseph K. Belanoff, Chief Executive Officer (02/14/2025)